KILPATRICK TOWNSEND & STOCKTON LLP www.kilpatricktownsend.com

July 17, 2013	Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858 direct dial 202 508 5825 direct fax 202 204 5600 akaslow@kilpatricktownsend.com

By E-Mail and EDGAR

Michael R. Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Delanco Bancorp, Inc. Registration Statement on Form S-1 File No. 333-189244 Filed June 12, 2013

Dear Mr. Clampitt:

On behalf of Delanco Bancorp, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-1 filed with the Commission on June 12, 2013 (as amended, the “Registration Statement”) contained in your letter dated July 9, 2013 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on July 12, 2013.

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Form S-1

General

1.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

Response: This comment is noted.

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  LOS ANGELES  NEW YORK  RALEIGH  SAN DIEGO  SAN FRANCISCO

SEATTLE  SHANGHAI  SILICON VALLEY  STOCKHOLM  TOKYO  WALNUT CREEK  WASHINGTON  WINSTON-SALEM

Michael R. Clampitt

July 17, 2013

2.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

Response: All graphics, maps and related captions as they will appear in the prospectus are included in Amendment No. 1.

3.	Update to provide quarterly financial information for the quarter ended June 30, 2013 or a Recent Development section with abbreviated financial information and MD&A highlights.

Response: A Recent Developments section has been included in Amendment No. 1.

4.	To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

Response: All changes made to the offering prospectus that are applicable to the exchange offer proxy statement/prospectus have been made to such document.

Prospectus Cover Page

5.	Please revise or re-format, as necessary, to limit the cover page to one page. Refer to 501(b) of Regulation S-K.

Response: The print version of the prospectus cover page has been formated to fit on one page. Please note that the conversion to the EDGAR format causes the cover page to extend onto a second page.

Transactions with Certain Related Persons, page 54

6.	We note that your related party transactions disclosure covers transactions occurring since January 1, 2012, the beginning of your last fiscal year. Please see Item 404 of Regulation S-K and particularly Instruction 1 to Item 404, which, in your case, because the disclosure is appearing in a registration statement on Form S-1, would require disclosure of subject transactions for the periods specified in Item 404 and, in addition, for the two fiscal years preceding the company’s last fiscal year. Please revise your disclosure as appropriate.

Response: The Registration Statement has been revised on page 60 in response to the Staff’s comment.

Michael R. Clampitt

July 17, 2013

Consolidated Financial Statements of Delanco Bancorp, Inc.

Note 5 – Investment Securities, page F-13

7.	Please revise the negative gross unrealized gains for Federated National Mortgage Association that appears to belong in the gross unrealized losses column. Please also revise the fair value amounts included within gross unrealized losses so that the fair value column sums correctly.

Response: The Registration Statement has been revised on pages F-13 and F-14 in response to the Staff’s comment.

Note 6. Loans, page F-17

8.	Please revise the disclosures under ASC 310-10-50-11 to clearly set forth loans that are individually evaluated for impairment and loans that are collectively evaluated for impairment. Refer to the example in ASC 310-10-55-7 for an example of the required disclosures.

Response: The Registration Statement has been revised on pages F-26 and F-27 in response to the Staff’s comment.

9.	Please revise the disclosures under ASC 310-10-50-7 to disaggregate the 30-89 day category. Absent such disclosure, it does not appear possible to see how the loans are migrating across the past due categories. Refer to ASC 310-10-55-9 for an example of the required disclosures.

Response: The Registration Statement has been revised on pages F-20 and F-21 in response to the Staff’s comment.

10.	Please revise to provide an explanation as to why there is not a related allowance for credit losses for any of your impaired loans.

Response: The Registration Statement has been revised on page F-22 in response to the Staff’s comment.

11.	Please revise the tabular presentation of non-performing assets on page F-24 to clearly set forth troubled debt restructurings that are not accruing interest and those that are accruing interest.

Response: The Registration Statement has been revised on page F-24 in response to the Staff’s comment.

12.	Please revise to include the disclosures required by ASC 310-10-50-33 through 50-34 for troubled debt restructurings. Refer to ASC 310-10-55-12 for an example of the required disclosures.

Response: The Registration Statement has been revised on pages F-24 and F-25 in response to the Staff’s comment.

Michael R. Clampitt

July 17, 2013

Note 19. Fair Value Measurement, page F-34

13.	We note that you have classified impaired loans and real estate owned under level 2 of the fair value hierarchy. Considering the numerous factors considered in valuing these assets, it appears to us that a level 3 classification is more appropriate for each of them. You appear to agree with us based on your disclosures that these fair value measurements have been categorized as a Level 3 measurement due to their unobservable inputs. Please revise accordingly. Alternatively, provide an expanded discussion of why a level 2 classification is appropriate referring, for instance, to the losses recognized on the sale of real estate owned, clarifying how those losses arose from level 2 observable inputs.

Response: In response to the Staff’s comment, Note 19 of the consolidated financial statements has been revised to clarify that the fair value measurement of imparied loans and real estate owned “would be” categorized as a Level 3 measurement when adjustments or evaluations are made based upon unobservable inputs. As indicated in the revised disclosure, fair value measurement of these assets may be categorized as a Level 2 measurement or a Level 3 measurement, depending on the circumstances. For the periods presented, the Company relied solely on observable inputs in determining the fair value measurement of impaired loans and real estate owned and therefore believes that categorization as a Level 2 measurement is appropriate.

Part II

Exhibits

14.	Please file the written agreement with the OCC with your next pre-effective amendment.

Response: The written agreement with the OCC has been filed as an exhibit to the Registration Statement.

15.	Please file signed and dated tax opinions in the next amendment.

Response: Signed and dated tax opinions have been filed as exhibits to the Registration Statement.

16.	Please provide an updated consent from your independent accountants.

Response: An updated consent has been filed as an exhibit to the Registration Statement.

Michael R. Clampitt

July 17, 2013

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact the undersigned at (202) 508-5825.

Sincerely,

/s/ Aaron M. Kaslow

Aaron M. Kaslow

cc:	Jessica Livingston, Securities and Exchange Commission
Paul Cline, Securities and Exchange Commission
Gus Rodriguez, Securities and Exchange Commission
Joseph J. Bradley, Esq.